Exhibit 4


                                                                      SCHEDULE I

                         HELENE CURTIS INDUSTRIES, INC.
                             325 NORTH WELLS STREET
                            CHICAGO, ILLINOIS 60610
                              -------------------
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about February 20, 1996 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, $.50 par value per share (the "Shares"), of Helene Curtis Industries, Inc. ("the Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Conopco Acquisition Company, Inc. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Conopco, Inc., a New York corporation ("Parent"), which is indirectly owned 75% by Unilever N.V., a Dutch corporation, and 25% by Unilever PLC, a company organized under the laws of England and Wales, to a majority of the seats on the Board of Directors of the Company (the "Board").

    Pursuant to the Merger Agreement, the Offeror commenced the Offer on February 20, 1996. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on March 18, 1996, unless extended.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The information contained in this Information Statement (including information incorporated by reference) concerning Parent and the Offeror and the Designees (as defined herein) has been furnished to the Company by Parent and the Offeror and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL

    The Shares and the Class B Common Stock are the only classes of voting securities of the Company outstanding. Each Share has one vote. Each share of Class B Common Stock has 10 votes. As of February 5, 1996, (i) there were 6,857,801 Shares outstanding, (ii) 3,044,829 shares of Class B Common Stock outstanding and (iii) 1,190,258 Shares reserved for issuance pursuant to outstanding stock options.

    The Board currently consists of ten members and there are currently no vacancies on the Board. Each director serves a term of three years or until his successor is duly elected and qualified or until his earlier death, resignation or removal. The Board is staggered and divided into three classes so that no more than one-third of the Board is up for election at each annual meeting of the Company.

RIGHT TO DESIGNATE DIRECTORS

    Pursuant to the Merger Agreement, upon the Offeror having acquired a majority of the combined voting power of the Shares and the Class B Common Stock, the Offeror shall be entitled to designate such number of directors on the Board as will give the Offeror, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors (the "Designees"), and the Company shall, at such time, cause the Designees to be so elected by its existing Board, provided, however, that in the event that the Designees are elected to the Board, until the effective time of the Merger such Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and provided, further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Pursuant to the Merger Agreement, subject to applicable law, the Company agreed to take all action requested by Parent that is reasonably necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agreed to make such mailing with the mailing of the Schedule 14D-9 (provided that the Offeror shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Designees). In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Designees to be elected or appointed to, and to constitute a majority of the directors on, the Board.

INFORMATION WITH RESPECT TO DESIGNEES

    Set forth below is the name, age, business address, principal occupation or employment and five year employment history of the persons who will be the Designees, such information being furnished by the Parent. Unless otherwise indicated, the business address of all persons listed below is 390 Park Avenue, New York, New York 10022. Unless otherwise indicated, all persons listed below are citizens of the United States of America.

                                                          PRINCIPAL OCCUPATION DURING
    NAME OF DESIGNEES                        AGE              THE PAST FIVE YEARS
------------------------------------------   ---   ------------------------------------------
Richard Goldstein.........................   54    President and CEO of Unilever United
                                                   States, Inc. and Chairman and CEO of
                                                   Unilever Canada Ltd. since September 1989;
                                                   Chairman and CEO of Unilever North
                                                   American Regional Management since May
                                                   1992.
Robert Phillips...........................   57    Director of Unilever N.V. and Unilever PLC
                                                   since 1995 and Personal Products
                                                   Coordinator of Unilever since 1994;
                                                   Chairman and CEO, Unilever Prestige
                                                   Products from 1992 to 1994; President of
                                                   Chesebrough-Pond's from 1986 to 1992; CEO
                                                   of Chesebrough-Pond's from 1988 to 1992.
Paul Dolan................................   56    Senior Sourcing and Supply Member-Personal
                                                   Products Coordination of Unilever PLC
                                                   since 1995; prior thereto, Senior Vice
                                                   President of Operations of
                                                   Chesebrough-Pond's.
Mart Laius................................   49    Vice President, Corporate Development and
                                                   Administrative Services, Unilever United
                                                   States, Inc. since 1995; prior thereto,
                                                   Director, Corporate Development, Unilever
                                                   United States, Inc.

    It is expected that the Designees may assume office at any time following the purchase by the Offeror of a majority of the combined voting power of the Shares and the Class B Common Stock pursuant to the Offer and the Stockholder Agreement and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board. Parent has informed the Company that, to the best of the Parent's knowledge, none of the Designees beneficially own any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules of the Commission.

BOARD OF DIRECTORS OF THE COMPANY

    Listed below are the names, ages, principal occupations, five year employment histories and public directorships, if any, of all current directors of the Company.

                                                                 POSITION WITH THE COMPANY OR
                                   YEAR FIRST ELECTED            PRINCIPAL OCCUPATION DURING
    NAME OF DIRECTOR         AGE       A DIRECTOR                    THE PAST FIVE YEARS
---------------------------  ---   ------------------   ----------------------------------------------
Marshall L. Burman.........  65           1980          Mr. Burman is counsel to the law firm of
                                                          Wildman, Harrold, Allen & Dixon, which
                                                          provided legal services to the Company
                                                          during the fiscal year ended February 28,
                                                          1995. Until January 1, 1992, he was a senior
                                                          partner in the law firm of Arvey, Hodes,
                                                          Costello & Burman. Mr. Burman is also
                                                          Chairman of the Board of Directors of The
                                                          Illinois State Board of Investments, a
                                                          director of CFI Industries, Inc., and a
                                                          director of Safecard Services, Inc.
Frank W. Considine.........  74           1988          Mr. Considine is Honorary Chairman of the
                                                          Board of Directors and Chairman of the
                                                          Executive Committee of American National Can
                                                          Company, a company engaged in the
                                                          manufacture and sale of packaging products,
                                                          from which the Company has purchased
                                                          packaging materials in the ordinary course
                                                          of business. From 1983 to 1990, he was
                                                          Chairman of the Board of Directors and from
                                                          1973 to 1988, he was President and Chief
                                                          Executive Officer of American National Can
                                                          Company and was Vice Chairman of the Board
                                                          of Directors of Triangle Industries, Inc.
                                                          from 1985 to 1988. He is a director of IMC
                                                          Global, Inc., Pechiney International, S.A.,
                                                          and Scotsman Industries, Inc.
Charles G. Cooper..........  67           1984          Mr. Cooper is Senior Vice President of the
                                                          Company, responsible for business
                                                          development. He previously served as
                                                          Executive Vice President and Chief Operating
                                                          Officer of the Company. Mr. Cooper has been
                                                          employed by the Company for more than 40
                                                          years. He is also a director of Sportmart,
                                                          Inc.
Gerald S. Gidwitz..........  89           1928          Mr. Gidwitz is Chairman of the Board of
                                                          Directors of the Company.
Michael Goldman............  58           1989          Mr. Goldman is Executive Vice President and
                                                          Chief Operating Officer of the Company. He
                                                          has been employed by the Company for more
                                                          than 30 years.

                                                                 POSITION WITH THE COMPANY OR
                                   YEAR FIRST ELECTED            PRINCIPAL OCCUPATION DURING
    NAME OF DIRECTOR         AGE       A DIRECTOR                    THE PAST FIVE YEARS
---------------------------  ---   ------------------   ----------------------------------------------
Betsy R. Gidwitz...........  55           1995          Dr. Gidwitz was formerly a faculty member at
                                                          the Massachusetts Institute of Technology.
Ronald J. Gidwitz..........  50           1974          Mr. Gidwitz is President and Chief Executive
                                                          Officer of the Company. Mr. Gidwitz is a
                                                          director of Continental Materials
                                                          Corporation, a director of American National
                                                          Can Company and he is the Chairman of the
                                                          Board of Trustees of the City Colleges of
                                                          Chicago. He is the son of Gerald S. Gidwitz.
John C. Stetson............  74           1982          Mr. Stetson is President of J.C. Stetson,
                                                        Inc., a private venture capital firm. Mr.
                                                          Stetson was Secretary of the Air Force from
                                                          1977 to 1979 and prior to his government
                                                          assignment, was President of AB Dick
                                                          Company. Mr. Stetson is also a director of
                                                          Laser Technology, Inc., NIBCO, Inc., Chicago
                                                          Tube and Iron Company and Madison-Kipp
                                                          Corporation, and a director emeritus of
                                                          Kemper Corporation and Kemper National
                                                          Insurance Co.
Abbie J. Smith.............  42           1990          Dr. Smith is Professor of Accounting at the
                                                          Graduate School of Business of the
                                                          University of Chicago, a position she has
                                                          held since 1989. She was previously
                                                          Associate Professor of Accounting at the
                                                          University.
Gilbert P. Smith...........  58           1989          Mr. Smith is Executive Vice President of the
                                                          Company and President of the Company's North
                                                          American business unit. He has been employed
                                                          by the Company for more than 15 years.

    Each of the directors has been engaged in the principal occupation(s) described above during the past five (5) years. Ronald J. Gidwitz is the son of Gerald S. Gidwitz. Betsy R. Gidwitz is the niece of Gerald S. Gidwitz.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

    During fiscal 1995, there were seven meetings of the Board. The Board has Audit, Executive, and Compensation and Stock Option Committees. The Board does not have a standing nominating committee, but acts as a whole with respect to nominees for the Board. Each director, except for John C. Stetson, was present at more than seventy-five percent of the aggregate number of Board meetings and the total number of meetings held by committees of the Board on which such director served.

    The Audit Committee, consisting of Messrs. Burman and Stetson and Dr. Smith, met four times during the fiscal year ended February 28, 1995. The function of the Audit Committee is to review and make recommendations regarding: engagement of an independent public accounting firm; the scope of the independent accountants' audit procedures; the adequacy and implementation of internal audit controls; regulatory compliance procedures; and such other matters relating to the Company's financial affairs and accounts as the Audit Committee deems desirable.

    The Executive Committee, consisting of Messrs. Gerald S. Gidwitz, Joseph L. Gidwitz and Ronald J. Gidwitz, met three times during the fiscal year ended February 28, 1995. The Executive Committee, during the interval between meetings of the Board of Directors, may exercise all of the authority of the Board in the management of the Company, except as otherwise provided in the Company's By-Laws or by applicable law. It is also responsible for administering the Directors Stock Option Plan. No director was elected to the Executive Committee to succeed Joseph L. Gidwitz after his death in August 1995.

    The Compensation and Stock Option Committee, consisting of Messrs. Burman, Considine and Stetson, is responsible for determining salary and other compensation of the principal officers of the Company and for administering certain of the Company's incentive plans including the Company's executive management incentive, stock option and stock appreciation right plans. The Committee met four times during the fiscal year ended February 28, 1995.

    Directors who are not Company employees receive an annual fee of $14,000 and a fee of $2,000 for each Board meeting attended and $1,000 for each committee meeting attended, plus travel expenses. In addition, each non-employee director is a participant in the Company's Directors Stock Option Plan, which was approved by the stockholders at the 1988 Annual Meeting. Under this Plan, each such director at the time of the Plan's adoption or who was subsequently elected to the Board was granted an option to purchase 8,000 Shares, exercisable in five equal annual installments commencing one year after the date of grant. The exercise price for such options is the fair market value of the Shares on the date of grant. All options expire ten years from the date of grant or earlier in the event a director ceases to serve in that capacity or becomes an employee of the Company.

EXECUTIVE OFFICERS OF THE COMPANY

    The following provides certain information regarding the executive officers of the Company, who are appointed by the Board:

   TITLE                                                              NAME                AGE
-------------------------------------------------------   -----------------------------   ---
Chairman of the Board..................................   Gerald S. Gidwitz               89
President and Chief Executive Officer..................   Ronald J. Gidwitz               50
Executive Vice President and Chief Operating Officer...   Michael Goldman                 58
Executive Vice President...............................   Gilbert P. Smith                58
Senior Vice President..................................   Charles G. Cooper               67
Senior Vice President..................................   Robert K. Niles                 50
Senior Vice President..................................   Eugene Zeffren                  54
Vice President and Chief Information Officer...........   Thomas J. Gildea                52
Vice President and Chief Financial Officer.............   Lawrence A. Gyenes              45
Vice President.........................................   V. James Marino                 45
Vice President and Corporate Controller................   Mary J. Oyer                    46
Vice President.........................................   Robert Sack                     59
Vice President, Secretary and General Counsel..........   Roy A. Wentz                    46
Treasurer..............................................   Arthur A. Schneider             49
Foreign-Based Officers:
  President, Helene Curtis Ltd. (Canada) and Vice
President of the Company...............................   Jack D. Pogue                   62
  President and Managing Director,
    Helene Curtis United Kingdom and Vice President of
the Company............................................   Robert G. Kelly                 52

Ronald J. Gidwitz is the son of Gerald S. Gidwitz.

    All executives have served in the capacities shown for the last five years except as follows: Charles G. Cooper, Michael Goldman, Robert G. Kelly, V. James Marino, Mary J. Oyer, Jack D. Pogue, Arthur A. Schneider, Gilbert P. Smith, Roy
A. Wentz and Eugene Zeffren, all of whom have been employed by the Company in other executive capacities for at least five years and were elected to the positions shown during this five-year period. Prior to joining the Company in 1991, Robert K. Niles served in various capacities for The Quaker Oats Company, most recently as Vice President, Human Resources for its Breakfast Division. Prior to joining the Company in 1994, Lawrence A. Gyenes served in various capacities for G.D. Searle & Co., most recently as Corporate Vice President of Finance.

EXECUTIVE OFFICER COMPENSATION

    The following tables and notes present the compensation provided by the Company during fiscal 1995 to its Chief Executive Officer and the Company's four next most highly compensated executive officers who served as executive officers at the end of fiscal 1995.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM COMPENSATION
                                                              ---------------------------------------
                                                                       AWARDS                PAYOUTS
                               ANNUAL COMPENSATION            -------------------------     ---------
                     ---------------------------------------                 SECURITIES       LONG-
                                                  OTHER       RESTRICTED     UNDERLYING       TERM
                                                 ANNUAL         STOCK         OPTIONS/      INCENTIVE        ALL OTHER
NAME/PRINCIPAL       SALARY(7)   BONUS       COMPENSATION(2)    AWARDS        SARS(8)        PAYOUTS      COMPENSATION(4)
POSITION/YEAR(1)         $         $                $             $              #              $                $
-------------------- ---------  --------     ---------------  ----------     ----------     ---------     ---------------
Ronald J. Gidwitz
President and Chief
Executive Officer
 1995............... $ 750,750  $320,750          --           $      0        126,906(3)    $     0         $  67,965
 1994...............   715,000         0          --                  0              0             0           123,268
 1993...............   575,000   366,300          --                  0         21,100(3)    526,500(5)         97,564
Charles G. Cooper
Senior Vice
President
 1995............... $ 357,000  $      0(6)       --           $      0         38,993       $     0         $  41,856
 1994...............   347,000         0          --                  0              0             0            86,789
 1993...............   415,000   257,000          --                  0         15,300       415,350(5)         81,925
Michael Goldman
Executive Vice
President and Chief
Operating Officer
 1995............... $ 412,500  $227,700          --           $      0         63,643       $     0         $  41,506
 1994...............   371,000         0          --                  0              0             0            69,557
 1993...............   310,000   178,400          --                  0          8,900       310,050(5)         58,075
Gilbert P. Smith
Executive Vice
President
 1995............... $ 378,000  $209,600          --           $      0         41,287       $     0         $  39,601
 1994...............   357,000         0          --            832,500(9)           0             0            69,723
 1993...............   310,000   180,900          --                  0          8,900       310,050(5)         59,318
Eugene Zeffren
Senior Vice
President
 1995............... $ 258,300  $138,100          --           $      0         23,292       $     0         $  26,599
 1994...............   246,000         0          --            416,250(10)          0             0            48,856
 1993...............   230,000   123,100          --                  0          6,600       238,095(5)         38,807

------------
 (1) All information is provided for each of the last three fiscal years ending on the last day of February for the year indicated.

 (2) The only type of Other Annual Compensation for each of the named officers was in the form of perquisites, and was less than the level required for reporting.

 (3) Includes stock appreciation rights issued in tandem with grant of stock options, as well as grants of free-standing stock appreciation rights.

 (4) Consists of the following: (a) contributions by the Company to the executives' accounts under the Company's Profit Sharing Retirement Savings and Supplemental Profit Sharing and Retirement Savings Plans and (b) premiums paid pursuant to the Company's Executive Death Benefit Agreement. The values for each of the two component amounts for fiscal 1995 for each executive officer are as follows: Mr. Gidwitz, (a) $65,080 and (b) $2,885; Mr. Cooper, (a) $31,642 and (b) $10,214; Mr. Goldman, (a) $36,326 and (b)
     $5,180; Mr. Smith, (a) $33,425 and (b) $6,176; and Mr. Zeffren, (a) $23,260
     and (b) $3,339.

 (5) Stockholder Value Creation Plan award granted in 1991 and earned over the three-year performance period from fiscal 1991 through fiscal 1993. Awards under the Stockholder Value Creation Plan were discontinued in 1994.

 (6) Mr. Cooper's bonus is contingent on his achievement of certain long-term objectives related to business development, rather than on the Company's annual pre-tax earnings performance.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
 (7) The salaries for each of the named executive officers for the 1996 fiscal year were the following: $815,000, $357,000, $454,000, $416,000, $300,000, respectively.

 (8) Each of the named executive officers received the following SAR awards on March 1, 1995: 31,785, 15,114, 17,464, 16,003, 10,936, respectively. Mr.
     Goldman was granted 30,000 shares of restricted stock on May 1, 1995.

 (9) Net value of 20,000 shares of restricted stock based on the market price of the Shares on the date granted. As of February 28, 1995, Mr. Smith held 16,000 restricted shares with a value of $464,000 based on the market price on that date. Mr. Smith has the right to receive dividends on the restricted shares.

(10) Net value of 10,000 shares of restricted stock based on the market price of the Shares on the date granted. As of February 28, 1995, Mr. Zeffren held 8,000 shares of restricted stock with a value of $232,000 based on the market price on that date. Mr. Zeffren has the right to receive dividends on the restricted shares.

OPTION/SAR GRANTS IN THE 1995 FISCAL YEAR

    The following table sets forth certain information with respect to stock options and stock appreciation rights granted during the 1995 fiscal year to the executive officers named in the Summary Compensation Table. Using a range of 0% to 10% in assumed rates of stock price appreciation (compounded annually) for the option or SAR term indicated, the table also shows the potential realizable value of the stock options and stock appreciation rights.

                                                                                        POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED
                             NUMBER OF      % OF TOTAL                                  ANNUAL RATES OF STOCK
                             SECURITIES    OPTIONS/SARS                                PRICE APPRECIATION FOR
                             UNDERLYING     GRANTED TO    EXERCISE OR                    OPTION/SAR TERM(3)
                            OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION   ---------------------------
    NAME                    GRANTED(1)(2)  FISCAL YEAR      ($/SH)         DATE      0%       5%         10%
--------------------------  ------------   ------------   -----------   ----------   ---   --------   ----------
Ronald J. Gidwitz.........     39,039           7.3         $27.375        3/14/04   $0    $672,095   $1,703,221
                               30,381           5.7          30.625        2/13/05    0     585,135    1,482,847
                               57,486          35.9          25.250        2/28/99    0     401,028      886,168

Charles G. Cooper.........     14,280           2.7         $27.375        3/14/04    0    $245,844   $  623,018
                               11,113           2.1          30.625        2/13/05    0     214,035      542,407
                               13,600           8.5          25.250        2/28/99    0      94,875      209,649

Michael Goldman...........     21,450           4.0         $27.375        3/14/04    0    $369,283   $  935,836
                               16,693           3.1          30.625        2/13/05    0     321,505      814,758
                               25,500          15.9          25.250        2/28/99    0     177,891      393,092

Gilbert P. Smith..........     15,120           2.8         $27.375        3/14/04    0    $260,306   $  659,666
                               11,767           2.2          30.625        2/13/05    0     226,631      574,328
                               14,400           9.0          25.250        2/28/99    0     100,456      221,981

Eugene Zeffren............     10,332           1.9         $27.375        3/14/04    0    $177,875   $  450,772
                                8,040           1.5          30.625        2/13/05    0     154,849      392,419
                                4,920           3.1          25.250        2/28/99    0      34,322       75,844

------------
(1) In fiscal 1995, the Company made two grants of stock options under the 1992 Stock Option Plan (with exercise prices of $27.375 and $30.625) and one stock appreciation rights grant under the 1994 Stock Appreciation Right Plan (with an exercise price of $25.25) to the named executives. The stock options expire ten years from the date of grant, vest in four annual installments beginning one year after the date of grant and have an exercise price equal to the fair market value of the Shares on the date of grant. Options granted to Mr. Gidwitz were granted in tandem with stock appreciation rights. The free-standing stock appreciation rights granted to each of the named executives are exercisable for cash only, expire five years from the date of grant, vest in four annual installments beginning one year after the date of grant and have an exercise price equal to the fair market value of the Shares on the date of grant.

(2) Each of the named executive officers received the following SAR awards on March 1, 1995: 31,785, 15,114, 17,464, 16,003, 10,936, respectively.

(3) The values in these columns are the result of calculations required by the Securities and Exchange Commission rules, and, therefore, are not intended to forecast possible future appreciation of the stock price.

AGGREGATE OPTION/SAR EXERCISES IN 1995 FISCAL YEAR AND 1995 FISCAL YEAR-END OPTION/SAR VALUES

    The following table sets forth the number of Shares for which stock options were exercised during the 1995 fiscal year, the value realized, the number of Shares for which options were outstanding and the value of those options as of the 1995 fiscal year-end.

                                                                                             VALUE OF
                                                                            NUMBER OF       UNEXERCISED
                                                                            SECURITIES      IN-THE-MONEY
                                                                            UNDERLYING      OPTIONS/SARS
                                                                           OPTIONS/SARS     AT FY-END
                                                                          AT FY-END (#)        ($)
                                                                          --------------    ----------
                                         SHARES ACQUIRED      VALUE        EXERCISABLE/     EXERCISABLE/
    NAME                                 ON EXERCISE (#)    REALIZED $    UNEXERCISABLE     UNEXERCISABLE(*)
--------------------------------------   ---------------    ----------    --------------    ----------
Ronald J. Gidwitz.....................        15,600         $ 19,500     27,650/143,156    $0/279,011
Charles G. Cooper.....................           853            1,066     20,100/ 50,793     0/ 74,205
Michael Goldman.......................         7,200            9,000     11,650/ 70,493     0/130,481
Gilbert P. Smith......................             0                0     11,650/ 48,137     0/ 78,570
Eugene Zeffren........................             0                0      8,700/ 28,392     0/ 35,240

------------
(*) These columns represent the difference between the market price of the Shares on February 28, 1995 and the exercise prices of the individual stock options and appreciation rights. The exercise price of all exercisable options exceeded the market price of the Shares on February 28, 1995, and therefore the options had no value.

EXECUTIVE PENSION BENEFITS

    The table shown below identifies estimated benefits which would be payable annually at age 65 under a straight life annuity option:

                               PENSION PLAN TABLE

                                                              YEARS OF SERVICE
                                          --------------------------------------------------------
   REMUNERATION                              15          20          25          30          35
---------------------------------------   --------    --------    --------    --------    --------
$200,000...............................   $ 40,020    $ 53,360    $ 66,700    $ 80,040    $ 93,380
 250,000...............................     50,025      66,700      83,375     100,050     116,725
 300,000...............................     60,030      80,040     100,050     120,060     140,070
 350,000...............................     70,035      93,380     116,725     140,070     163,415
 400,000...............................     80,040     106,720     133,400     160,080     186,760
 450,000...............................     90,045     120,060     150,075     180,090     210,105
 500,000...............................    100,050     133,400     166,750     200,100     233,450
 550,000...............................    110,055     146,740     183,425     220,110     256,795
 600,000...............................    120,060     160,080     200,100     240,120     280,140
 650,000...............................    130,065     173,420     216,775     260,130     303,485

    Benefits are payable under the Executive Pension Plan to executive officers who are employed by the Company or its subsidiaries for 10 or more years who retire at age 65 or over, with partial benefits available upon early retirement for service of between 15 and 35 years. Pension benefits are determined by the average of each executive officer's highest consecutive five years' salaries over the last ten years, excluding bonuses, insurance premiums which constitute taxable income for federal income tax purposes and deferred compensation. As of February 16, 1996, the executive officers named in the Summary Compensation Table have the following years of credited service for pension plan purposes:
Charles G. Cooper, 42 years; Ronald J. Gidwitz, 28 years; Michael Goldman, 33 years; Gilbert P. Smith, 20 years; and Eugene Zeffren, 16 years. Benefits under the plan are not subject to deduction for

Social Security, but are offset for certain amounts payable under the Company's Profit Sharing and Retirement Savings Plan and a former plan which was terminated as to future contributions.

PRINCIPAL SECURITY HOLDERS

    COMMON STOCK. The following table sets forth the only persons known by the Company to be the beneficial owners of more than 5% of the Shares as of the dates indicated based solely on filings made with the Securities and Exchange
Commission:

                                                                                 SHARES
                                                                           BENEFICIALLY OWNED
NAME AND ADDRESS OF                                                    ---------------------------
BENEFICIAL OWNER                                                       NUMBER     PERCENT OF CLASS
--------------------------------------------------------------------   -------    ----------------
Southeastern Asset Management, Inc.(1)..............................   531,000           7.8%
  6075 Poplar Ave., Suite 900
  Memphis, TN 38119
Shamrock Holdings of California, Inc.(2)............................   514,600           7.6
  4444 Lakeside Drive
  P.O. Box 7774
  Burbank, CA 91510

------------
(1) Information indicated is based entirely on Amendment Number 2 to Schedule 13D filed by Southeastern Asset Management, Inc. on or about February 6, 1996. Southeastern Asset Management, Inc. has shared voting and shared dispositive power with respect to 197,000 shares, sole voting power with respect to 310,000 shares, no voting power with respect to 24,000 shares and sole dispositive power with respect to 334,000 shares.

(2) Information indicated is based entirely on Amendment Number 2 to Schedule 13D filed by Shamrock Holdings of California, Inc. on December 15, 1994. Shamrock Holdings of California, Inc. has sole voting and dispositive power with respect to 514,600 shares.

    CLASS B COMMON STOCK. The following table sets forth the only persons known by the Board to be the beneficial owners of more than 5% of the Company's Class B Common Stock as of May 3, 1995:

                                                                         CLASS B COMMON SHARES
                                                                          BENEFICIALLY OWNED
                                                                           AS OF MAY 3, 1995
NAME AND ADDRESS OF                                                  -----------------------------
  BENEFICIAL OWNER                                                    NUMBER      PERCENT OF CLASS
------------------------------------------------------------------   ---------    ----------------
Gidwitz Family Group*.............................................   3,017,567          98.9%
325 N. Wells St.
Chicago, Illinois 60610

------------
* The Gidwitz Family Group consists of (i) Gerald S. Gidwitz, his children, their spouses, his grandchildren and various trusts, partnerships and other entities holding shares for the benefit of members of the Gerald S. Gidwitz Family, and (ii) the children of Joseph L. Gidwitz, their spouses, their children and various trusts, partnerships and other entities holding shares for the benefit of members of the Joseph L. Gidwitz Family. The Gidwitz Family Group has shared voting and shared dispositive power with respect to all reported shares which are held of record as follows:

        (a) 2,087,397 shares are owned of record by the Gidwitz Family Partnership, an Illinois general partnership. Certain members of the Gidwitz Family Group contributed these shares to the partnership in 1991 in exchange for a pro rata interest in the partnership. Under the terms of the partnership agreement, five partners are designated as managing partners, and, by their majority vote, have the dispositive and voting rights to such shares. Two of the managing partners, Gerald S. Gidwitz and Ronald J. Gidwitz, who own interests in the partnership of 5.8% and 15.1%, respectively, are directors of the Company.

        (b) 569,909 shares are owned of record by HCI Partnership, an Illinois general partnership. Certain members of the Gidwitz Family Group contributed these shares to the partnership in 1988 and 1991 in exchange for a pro rata share interest in the partnership. Management of the

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page) partnership is identical to that of the Gidwitz Family Partnership. Gerald
    S. Gidwitz and Ronald J. Gidwitz own interests in the partnership of .04% and 12.2%, respectively.

        (c) 181,133 shares are owned by various trusts for the benefit of the children and grandchildren of Gerald S. Gidwitz and Joseph L. Gidwitz.

        (d) 120,000 shares are owned of record and beneficially by Ronald J. Gidwitz, which shares are set forth under "Security Ownership of Management."

        (e) 59,128 shares are owned by family members of Gerald S. Gidwitz and Joseph L. Gidwitz.

    The Gidwitz Family Group may cast 81% of the total votes represented by all the outstanding Shares and Class B Common Stock as of May 3, 1995. Betsy R. Gidwitz owns 7.26% and 36.05% of the Gidwitz Family Partnership and the HCI Partnership, respectively, and is a beneficiary of trusts holding 35,500 shares of Class B Common Stock as of February 16, 1996.

    Members of the Gidwitz Family Group own 84,611 Shares, including the Shares set forth under "Security Ownership of Management". Assuming that all Class B Common Stock owned by the Gidwitz Family Group was converted to Shares and that no other Class B Common Stock was so converted, the percentage ownership of Shares by the Gidwitz Family Group would be 31.46%.

SECURITY OWNERSHIP OF MANAGEMENT

    As set forth under "Principal Security Holders", as of May 3, 1995, the Gidwitz Family Group, which includes partnerships of, and trusts for the benefit of, Gerald S. Gidwitz, Joseph L. Gidwitz and members of their respective families, including Ronald J. Gidwitz, owned an aggregate of 3,017,567 shares of Class B Common Stock. The following table excludes the shares held by such partnerships and trusts as well as shares allocated to each individual's account pursuant to the Company's Employee Stock Ownership and Employee Stock Purchase Plans, but otherwise shows the shares held beneficially at that date by each director, by the named executive officers, and by all directors and executive officers as a group.

                                               SHARES OF
                                                COMPANY                       SHARES OF
                                                COMMON         PERCENT OF      CLASS B         PERCENT
    NAME                                        STOCK*         CLASS (1)     COMMON STOCK      OF CLASS
--------------------------------------------   ---------       ----------    ------------      --------
Marshall L. Burman..........................       7,200(2)       --             --              --
Frank W. Considine..........................         400(2)       --             --              --
Charles G. Cooper...........................      72,575(3)         1.06%        --              --
Gerald S. Gidwitz...........................      --              --             --    (4)       --
Joseph L. Gidwitz...........................      --    (6)       --             --    (4)(5)    --
Ronald J. Gidwitz...........................      25,551(7)       --            120,000(4)       3.93%
Michael Goldman.............................      52,962(8)       --             --              --
Abbie J. Smith..............................         500(9)       --             --              --
Gilbert P. Smith............................      49,233(10)      --             --              --
John C. Stetson.............................       2,000(2)       --             --              --
Eugene Zeffren..............................      37,252(11)      --             --              --
All executive officers and directors as a
  group (20 persons)........................     357,412(12)(13)    5.22%       120,000          3.93%

------------
* The beneficial ownership (including percent of class) shown in the table with respect to Company Common Stock does not reflect the shares of Company Common Stock that could be acquired upon the conversion of shares of Class B Common Stock into shares of Company Common Stock.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
 (1) The shares owned, in each case except as otherwise indicated, constitute less than 1% of the outstanding shares of the Company Common Stock.

 (2) Excludes 16,000 shares acquirable as of May 3, 1995 pursuant to options granted under the Company's Directors Stock Option Plan, as adjusted for a stock split in 1989.

 (3) Excludes 20,888 shares acquirable by Mr. Cooper as of May 3, 1995 pursuant to options granted under the Company's 1983 and 1992 Stock Option Plans.

 (4) Excludes shares attributable to ownership interest in the Gidwitz Family Partnership and the HCI Partnership as set forth in "Principal Security Holders".

 (5) Excludes 37,732 shares held as trustee for the benefit of Mr. Gidwitz's children and grandchildren.

 (6) Excludes 34,211 shares held as trustee for the benefit of Mr. Gidwitz's children and grandchildren. Mr. Gidwitz passed away in August 1995.

 (7) Excludes 43,110 shares acquirable as of May 3, 1995 by Mr. Gidwitz pursuant to options granted under the Company's 1983 and 1992 Stock Options Plans.

 (8) Excludes 19,413 shares acquirable by Mr. Goldman as of May 3, 1995 pursuant to options granted under the Company's 1983 and 1992 Stock Option Plans and 30,000 shares of restricted Company Common Stock issued under the 1992 Stock Option Plan which were restricted as of May 3, 1995 in compliance with that plan.

 (9) Excludes 8,000 shares acquirable as of May 3, 1995 pursuant to options granted under the Company's Directors Stock Option Plan.

(10) Excludes 17,830 shares acquirable as of May 3, 1995 by Mr. Smith pursuant to options granted under the Company's 1983 and 1992 Stock Option Plans and 12,000 shares of restricted Company Common Stock issued under the 1992 Stock Option Plan which were restricted as of May 3, 1995 in compliance with that plan.

(11) Excludes 13,083 shares acquirable as of May 3, 1995 by Mr. Zeffren pursuant to options granted under the Company's 1983 and 1992 Stock Plans and 6,000 shares of restricted Common Stock issued under the 1992 Stock Option Plan which were restricted as of May 3, 1995 in compliance with that plan.

(12) Excludes 651 and 3,022 shares credited to all members of the group under the Company's Employee Stock Ownership and Employee Stock Purchase Plans, respectively, 242,110 shares acquirable as of May 3, 1995 by members of the group pursuant to options granted under the Company's 1983, 1991 and 1992 Stock Option Plans and 48,000 shares of restricted Company Common Stock issued under the 1992 Stock Option Plan which remain restricted in compliance with that plan.

(13) Excludes Betsy R. Gidwitz, who succeeded Joseph L. Gidwitz as director after his death in August 1995, and shares attributable to her ownership interests in the Gidwitz Family Partnership and the HCI Partnership.

CHANGE OF CONTROL PROVISIONS OF STOCK OPTION PLANS AND STOCK APPRECIATION RIGHT PLAN

    The Company's 1983 Stock Option Plan, as amended, Directors Stock Option Plan, the 1991 Stock Option Plan, 1992 Stock Option Plan and the All-Employee Stock Option Program contain provisions providing that if the Company shall be a party to a transaction involving a sale of substantially all its assets, merger or a consolidation, any stock option granted thereunder shall pertain to and apply to the securities to which a holder of the number of Shares subject to such stock option would have been entitled if such holder actually owned the stock subject to such stock option immediately prior to the time any such transaction became effective; provided, however, that all unexercised stock options under such plans may be cancelled by the Company as of the effective date of any such transaction, by giving notice to the holders thereof of its intention to do so and by permitting the exercise of stock options with respect to all Shares covered thereby, whether or not, by its terms such stock option is then exercisable and without regard to any installment exercise provisions therein or in such plans. Under the Company's 1994 Stock Appreciation Right Plan, in the case of any of the above-referenced transaction, any SAR may be cancelled by the Company as of the effective date of any such transaction, by giving 30 days prior written notice to the holders thereof and allowing such holders to exercise all SARs whether or not such SARs are then exercisable by their terms and without regard to any installment exercise provisions in such plan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION*

    The Compensation and Stock Option Committee (the "Committee") of the Board of Directors, is composed of three directors of the Company who are not current or former employees or officers of the Company and are "disinterested persons" within the meaning of the Securities and Exchange Commission rules. The Committee is generally responsible for administering the Company's executive compensation programs. In particular, the Committee reviews and approves the compensation of the Company's most highly compensated executives, including the named executive officers whose compensation is detailed in this Proxy Statement.

Compensation Philosophy

    The Company's executive compensation program is intended to attract, develop, reward and retain the highest quality management talent. It is the philosophy of the Company that executive compensation should recognize an individual's contribution to the Company and be competitive with compensation offered by other major consumer packaged goods companies. At the same time, the Company believes that executive compensation should also be closely linked to the Company's financial performance. Accordingly, a significant portion of each executive's total compensation is dependent upon achieving objective, pre-determined financial goals. Therefore, in years in which these performance goals are achieved or exceeded, executive compensation will be higher than in years in which the performance is below expectations. In fiscal 1995, almost 30% of total cash compensation (consisting of salary and bonus) of the named executive officers was contingent on achieving corporate performance goals. In addition, to further align executive compensation program utilizes awards of stock options and stock appreciation rights tied to increases in stockholder value.

Compensation Components

    Working with outside consultants on a biennial basis and with the Company's Human Resources Department, the Committee conducts comprehensive annual evaluations of the Company's executive compensation program. The components of the Company's executive compensation program are as follows: base salary, annual incentive cash bonuses and awards of stock options, stock appreciation rights and restricted stock.

    Base Salary. The Committee establishes annually the base salaries to be paid to the Company's executive officers for the coming fiscal year. In setting each salary, the Committee takes into account several factors, including competitive compensation data and qualitative factors such as an individual's experience, responsibilities, management and leadership abilities and job performance in the prior year. In evaluating competitive data, the Committee generally strives to set salaries competitive with other consumer packaged goods companies, including many of the companies contained in the peer group used for the performance graph in this Proxy Statement.

    Annual Incentive Program. Each year, the Committee establishes minimum performance thresholds under the Executive Incentive Plan for key executives, including most of the named executive officers, for any bonuses to be paid. Based on the participant's salary range, this program provides for target bonuses for executive officers, excluding the Chief Executive Officer, of approximately 45% to 63%of base salary based on the attainment of annual corporate performance goals (55% to 82% of bonus) and individual goals and objectives (18% to 45% of bonus). The individual's personal contribution to the achievement of corporate financial goals is assessed in determining the individual's bonus range. The Company achieved its internal pre-tax earnings target for the fiscal year ending February 28, 1995. At last year's Annual Meeting, the stockholders approved the Executive Management

------------

* This report of the Compensation and Stock Option Committee of the Board of Directors appeared in the Proxy Statement for the Company's Annual Meeting of Stockholders held on June 27, 1995.

Incentive Plan. The Executive Management Incentive Plan is substantially similar to the Executive Incentive Plan except that it complies with Section 162(m) of the Internal Revenue Code of 1986, as amended, and the proposed regulations thereunder. The Executive Management Incentive Plan was adopted to preserve the Company's tax deduction for annual bonus compensation paid to an individual in excess of $1 million. The maximum bonus payable under the Executive Management Incentive Plan in any fiscal year is $1.3 million. Currently, the only participant under the Executive Management Incentive Plan is Mr. Gidwitz, whose compensation is discussed later in this report.

    Stock Options, Stock Appreciation Rights and Restricted Stock. Stock options, stock appreciation rights and restricted stock awards are focused to encourage outstanding future performance over a longer term than the annual incentive program. Therefore, stock options, appreciation rights and restricted stock awards become exercisable or vest based on continued employment with the Company and, in the case of stock options and appreciation rights, generally remain exercisable for a period of ten years and five years, respectively. The Committee believes such awards are a key long-term incentive vehicle because they provide executives with the opportunity to share in the appreciation of the value of its Common Stock, and in the case of stock options and restricted stock, to acquire an equity interest in the Company. These awards, therefore, directly align the executive's interest with those of the stockholders.

    In making stock option and appreciation right grants, the Committee reviews alternative exercise pricing formulas and other methods for correlating the exercise price of options and appreciation rights to Company performance. Generally, stock options and appreciation rights are not fully exercisable until four years following the date of grant to reinforce a long-term perspective and to help retain valued executives. Further, stock options and appreciation rights are granted at the fair market value of the Company's Common Stock on the date of grant. Therefore, the Company's Common Stock must increase in value in order for the executive to realize any benefit from the option or appreciation right. In determining the number of stock options or appreciation rights to be awarded to each individual, the Committee has utilized a formula based on a percentage of the executive's base salary, taking into account the executive's level of management responsibility and potential impact on the Company's profitability and growth. Restricted stock awards are made in special limited circumstances, primarily as a retention and performance incentive or as a recognition of substantially increased executive responsibilities.

    Stock options and appreciation rights are granted to executive officers (including the named executive officers) by the Committee generally every 12 months and to other key managers every 18 months. During the fiscal year ended February 28, 1995, stock options and appreciation rights were granted to the named executive officers and other key management employees at an exercise price equal to fair market value of the Company's stock on the date of grant. No restricted stock awards were made during the 1995 fiscal year.

Tax Deduction of Executive Compensation

    As part of the Omnibus Budget Reconciliation Act passed by Congress in 1993,
Section 162 (m) of the Internal Revenue Code of 1986, as amended, was implemented to limit deductibility of compensation to the chief executive officer and the next four most highly compensated executive officers. The limit generally disallows a deduction to the Company for any compensation to these officers in excess of $1,000,000 per year. The $1,000,000 limit on deductible compensation does not, however, apply to certain performance-based pay that meets the requirements of Section 162 (m) and the proposed regulations thereunder. The Company has taken the necessary actions to preserve the deductibility of payments made under performance-based plans based on the proposed regulations issued by the Internal Revenue Service. When final regulations are issued, further changes may be made to the executive compensation program to the extent necessary and feasible in order to maintain the deductibility of payments under performance-based plans.

Chief Executive Officer Compensation

    In determining the base salary for Ronald J. Gidwitz for the prior fiscal year commencing March 1, 1994, the Committee considered the vase salaries of chief executive officers of peer group companies within the consumer packaged goods industry and Mr. Gidwitz's leadership and job performance. In evaluating the Company's performance, the Committee considered numerous financial criteria and ratios without assigning any precise weight to any of these factors. The Committee also took into consideration the fact that the Company did not achieve its targeted pre-tax earnings objective for the fiscal year ending February 28, 1994. Based on this review, Mr. Gidwitz's base salary was set at an annual rate of $750,750 commencing on March 1, 1994, representing a 5% increase over his salary for fiscal 1993.

    After review of the Company's fiscal 1995 performance and the individual objectives established under the Executive Management Incentive Plan for Mr. Gidwitz at the beginning of the fiscal year, the Committee certified that the Company met its internal financial objectives for fiscal 1995 (55.5% of his bonus) and that Mr. Gidwitz accomplished 40% of his personal objectives (44.5% of his bonus). As a result, Mr. Gidwitz earned a bonus of $320,750 in accordance with the formula set forth in the Executive Management Incentive Plan, in contrast to fiscal 1994 in which Mr. Gidwitz earned no bonus award due to the Company's failure to achieve its threshold internal financial goals. Accordingly, nearly 30% of Mr. Gidwitz's total cash compensation of $1,071,500 (consisting of salary and bonus) for fiscal 1995 was related to the Company's fiscal 1995 performance. As of May 3, 1995, Mr Gidwitz held options to purchase a total of 113,320 shares of Common Stock and 89,271 free-standing stock appreciation rights and owned beneficially 25,551 shares of Common Stock and 120,00 shares of Class B Common Stock.

Conclusion

    The Committee believes that the Company's policies and programs will be effective over a period of years in achieving its goals of competitive executive compensation and maximizing the return to shareholders.

                                          Marshall L. Burman
                                          Frank W. Considine
                                          John C. Stetson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Burman is of counsel to Wildman, Harrold, Allen & Dixon. During the 1995 fiscal year the firm rendered legal services to the Company.

COMMON STOCK PERFORMANCE

    The following graphs compare over the five year period ending February 28, 1995, the annual percentage change in the cumulative total returns on the Shares, the S&P 500 Index, and a peer group of 10 major U.S. consumer packaged goods companies selected by the Company. The peer group consists of Alberto-Culver Company, Avon Products, Inc., Bristol-Myers Squibb Company, Carter Wallace, Inc., Colgate-Palmolive Company, The Dial Corp., The Dow Chemical Company, The Gillette Company, Johnson & Johnson and the Procter & Gamble Company. For the purpose of calculating the peer group average, the returns of each company have been weighted according to its stock market capitalization as of the beginning of each fiscal year.

                     COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
                     AMONG HELENE CURTIS INDUSTRIES, INC.,
                       S&P 500 INDEX AND PEER GROUP INDEX


                         1990      1991     1992     1993     1994     1995
                         ----      ----     ----     ----     ----     ----

Helene Curtis Ind.     $100.00   $127.38  $185.10  $207.76  $124.00  $140.79
Peer Group             $100.00   $133.39  $161.90  $151.41  $161.36  $195.37
Broad Market           $100.00   $114.65  $133.00  $147.19  $159.47  $171.21

TRANSACTIONS WITH AFFILIATED PERSONS

    During fiscal 1995, the Company leased office space in its headquarters building at 325 N. Wells St., Chicago, Illinois, and provided miscellaneous office supplies to Burnham Realty Company, Continental Materials Corporation and other entities in which Gerald S. Gidwitz, Joseph L. Gidwitz and/or members of their families have an interest. The rental amount and other terms and conditions of the leases were established as fair rental value by an independent appraiser and were approved by the Company's outside directors. Amounts received by the Company pursuant to such leases and for miscellaneous supplies during fiscal 1995 were as follows: Burnham Realty Company $16,802; Continental Materials Corporation $81,189; and all others $7,389.

    During fiscal 1995, McCord Group, Inc. provided certain travel agency services to the Company. In the opinion of management, these services were provided at rates equal to or less than those of competitive services. Members of the families of Gerald S. Gidwitz and Joseph L. Gidwitz own substantially all the capital stock of McCord Group, Inc. During the fiscal year the Company also purchased office furniture form Continental Materials Corporation at fair market value upon termination of its lease for $65,000.